International Monetary Systems, LTD.
16901 West Glendale Drive
New Berlin, WI  53151

September 29, 2009

Securities and Exchange Commission
Attn:  Ronald E. Alper
100 F Street, NE
Washington, DC  20549

File No. 000-30853

Dear Mr. Alper,

We are in receipt of your comment letter dated September 25, 2009. Based on our conversation earlier today, we will be filing our response to the comments no later than October 23, 2009.

Sincerely,

/s/ Danny W Weibling

      Danny W Weibling, CPA, Treasurer
      (Chief Financial Officer)